Filed by FinTech Acquisition Corp.

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: FinTech Acquisition Corp.

Commission File No.: 001-36846

This filing relates to a proposed business combination involving FinTech Acquisition Corp. and FTS Holding Corporation.

On May 23, 2016, FinTech Acquisition Corp. made the following presentation available to certain investors.

Disclaimer

Forward Looking Statements

This investor presentation contains "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as "anticipate", "believe", "expect", "estimate", "plan", "outlook", and "project" and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Such forward-looking statements include statements concerning the timing of the proposed merger (the "Merger") of FTS Holding Corporation ("CardConnect") with and into a wholly-owned subsidiary of FinTech Acquisition Corp. ("FNTC"); the business plans, objectives, expectations and intentions of the public company once the transaction is complete, and CardConnect's estimated and future results of operations, business strategies, competitive position, industry environment and potential growth opportunities. These statements are based on FNTC's or CardConnect's management's current expectations and beliefs, as well as a number of assumptions concerning future events.

Such forward-looking statements are subject to known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside FNTC's or CardConnect's control that could cause actual results to differ materially from the results discussed in the forward-looking statements. These risks, uncertainties, assumptions and other important factors include, but are not limited to, (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement; (2) the inability to complete the transactions contemplated by the Merger Agreement due to the failure to obtain approval of the stockholders of FNTC or other conditions to closing in the Merger Agreement; (3) the ability of the public entity to meet NASDAQ's listing standards following the Merger; (4) the risk that the proposed transaction disrupts current plans and operations of CardConnect as a result of the announcement and consummation of the transactions described herein; (5) the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with suppliers and retain its management and key employees; (6) costs related to the proposed business combination; (7) changes in applicable laws or regulations; and (8) the possibility that CardConnect may be adversely affected by other economic, business, and/or competitive factors. Additional factors that could cause actual results to differ materially from those expressed or implied in forward-looking statements can be found in FNTC's most recent annual report on Form 10-K and subsequently filed quarterly reports on Form 10-Q and current reports on Form 8-K, which are available, free of charge, at the SEC's website at www.sec.gov., and will also be provided in the Registration Statement and FNTC's proxy statement/prospectus when available. You are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made, and FNTC and CardConnect undertake no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Non-GAAP Financial Measures

This investor presentation includes historical and projected EBITDA and Adjusted EBITDA of CardConnect, which are non-GAAP financial measures. EBITDA is calculated as earnings before interest and taxes plus depreciation and amortization, and Adjusted EBITDA is calculated as EBITDA plus M&A and consolidation expenses. CardConnect believes that these non-GAAP measures of financial results provides useful information to management and investors regarding certain financial and business trends relating to CardConnect's financial condition and results of operations. CardConnect's management uses these non-GAAP measures to compare its performance to that of prior periods for, among other reasons, trend analyses and for budgeting and planning purposes. CardConnect believes that the use of these non-GAAP financial measures provide an additional tool for investors to use in evaluating ongoing operating results and trends and in comparing CardConnect's financial measures with other peer companies, many of which present similar non-GAAP financial measures to investors. Management of CardConnect does not consider these non-GAAP measures in isolation or as an alternative to financial measures determined in accordance with GAAP. The principal limitation of these non-GAAP financial measures is that they exclude significant expenses that are required by GAAP to be recorded in the Company's financial statements. In addition, these measures are subject to inherent limitations as they reflect the exercise of judgment by management about which expenses and income are excluded or included in determining these non-GAAP financial measures. You should not place undue reliance on these non-GAAP financial measures. We urge you to review CardConnect's audited financial statements, which will be presented in FNTC's proxy statement/prospectus to be filed with the SEC and delivered to stockholders of FNTC.

Additional Information and Where to Find It

In connection with the proposed Merger, FNTC has filed with the SEC a preliminary proxy statement/prospectus (which is included in a registration statement on Form S-4 (the "Registration Statement")). When completed, FNTC will mail a definitive proxy statement/prospectus to its stockholders in connection with FNTC's solicitation of proxies for the special meeting of FNTC stockholders to be held to approve the merger and related transactions. This investor presentation does not contain all the information that should be considered concerning the Merger. It is not intended to provide the basis for any investment decision or any other decision in respect to the proposed merger. FNTC stockholders and other interested persons are advised to read FNTC's preliminary proxy statement/prospectus, and, when available, the amendments thereto, and definitive proxy statement/prospectus, as these materials will contain important information about CardConnect, FNTC and the proposed Merger. The definitive proxy statement/prospectus will be mailed to stockholders of FNTC as of a record date to be established for voting on the Merger and related transactions. Stockholders can also obtain copies of the proxy statement/prospectus and any other documents filed with the SEC incorporated by reference in the proxy statement/prospectus, without charge, once available, at the SEC's Internet site at http://www.sec.gov, or by directing a request to: FinTech Acquisition Corp., 712 Fifth Avenue, 8th Floor, New York, New York 10019, attention: James J. McEntee, III.

Participants in the Solicitation

FNTC and its directors and officers may be deemed participants in the solicitation of proxies of FNTC's stockholders with respect to the approval of the Merger. Information regarding the Company's directors and officers and a description of their interests in FNTC is contained in FNTC's annual report on Form 10-K for the fiscal year ended October 31, 2015, which was filed with the SEC, is also contained in the Registration Statement on Form S-4 and will also be contained in the definitive proxy statement/prospectus for the Merger when available. Each of these documents is, or will be, available at the SEC's website or by directing a request to the Company as described above under "Additional Information and Where to Find It."

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cardconnect.

Q1 2016 Performance

Key Performance Indicators for SMB and Enterprise Businesses

CardConnect Quarterly Bankcard Processing Volume

($ in bn)

20.6% CAGR
$3.4
$3.8
$4.9
Q1 2014
Q1 2015
Q1 2016

Enterprise Revenue

($ in 000s)

66.1% CAGR
$501.7
$886.8
$1,384.8
Q1 2014
Q1 2015
Q1 2016

3

cardconnect.

SMB Business

Key Performance Indicators – Q1 2016 Update

New Merchant Production

(# of quarterly new merchant adds)

2,816
3,518
5,314
Q1 2014
Q1 2015
Q1 2016

Gateway Merchant Count

(# of total merchants on CardConnect Gateway)

201
1,546
7,923
Q1 2014
Q1 2015
Q1 2016

SMB Quarterly Net Revenue Growth

($ in mm)

$23.3
$24.8
$30.6
Q1 2014
Q1 2015
Q1 2016

Quarterly Net Volume Attrition

(Net bankcard volume attrition)

17.0%
16.9%
N/A
15.7%
16.0%
N/A
24.1%
22.4%
5.2%
Q1 2014
Q1 2015
Q1 2016
Raw Non-Gateway
Adjusted Non-Gateway(1)
Gateway

4

(1) Values adjusted for gas stations and one customer which began to transition away in Q4 2015 cardconnect.